UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission file number: 001-41188

ADS-TEC Energy Public Limited Company

(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Telephone: +353 1 920 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

CONTENTS

Redemption Notice for Senior Secured Convertible Notes

On October 21, 2025, ads-tec Energy PLC (the “Company”) delivered a conditional notice of optional redemption (the “Company Optional Redemption Notice”, and the redemption, the “Redemption”) to the holders of its outstanding Senior Secured Convertible Notes due 2028 (the “Notes”), with the Redemption to take effect on November 18, 2025. As of the delivery of the Company Optional Redemption Notice, $26,207,978 in aggregate Conversion Amount (as such term is defined in the Notes) remained outstanding. The Company Optional Redemption Notice, which is freely revocable by the Company, also is conditioned on the Company maintaining a pro forma minimum liquidity of $5,000,000 following the Redemption, which condition may be waived by the Company at any time in the Company’s sole discretion. The Redemption is expected to be funded with cash on hand and borrowing of up to $10,000,000 on the revolving credit line pursuant to the Second Amended and Restated Secured Promissory Note, dated as of April 30, 2025, issued by the Company in favor of The Lucerne Capital Master Fund, L.P. No assurance can be given that the Redemption will be completed on the date specified or at all.

Incorporation by Reference

The information furnished in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-262281, 333-276788 and 333-284850) and Form S-8 (File No. 333-263153).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance and involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in the Company’s Form 20-F (SEC File No. 001-41188) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 12, 2025 and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: October 22, 2025	ADS-TEC ENERGY PLC

	By:	/s/ Thomas Speidel
		Name:	Thomas Speidel
		Title:	Chief Executive Officer

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